Exhibit 3.26

CERTIFICATE OF FORMATION

1. The name of the limited liability company is ST. HELENA WESTMINSTER ESTATES, LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of St. Helena Westminster Estates, LLC this 12th day of January, 1999.

/s/ David D. Parr
David D. Parr, Authorized Person

STATE OF DELAWARE

SECRETARY OF STATE

DIVISION OF CORPORATIONS

FILED 03:30 PM 01/12/1999

991013400 - 2991907